Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Aspiration Reports Fourth Quarter and Full Year 2021 Results

– Fourth Quarter 2021 Revenue of $38.5 Million, Increased 600%+ Year-Over-Year –

– Generated Gross Profit of $31.7 Million in the Fourth Quarter, Representing a 977% Year-Over-Year Increase –

– Full Year 2021 Revenue of $100.6 Million Compared to $14.7 Million for 2020, a 584% Year-Over-Year Increase –

– Full Year 2021 Gross Profit of $79.4 Million Compared to $5.7 Million for 2020 –

LOS ANGELES—(BUSINESS WIRE)—Aspiration Partners, Inc. (“Aspiration” or the “Company”), a global leader in Sustainability as a Service solutions for consumers and enterprises, today reported financial results for the fourth quarter ended December 31, 2021. On August 18, 2021, Aspiration and InterPrivate III Financial Partners Inc. (NYSE: IPVF) (“InterPrivate III”), a publicly-traded special purpose acquisition company, entered into a definitive merger agreement that will result in Aspiration becoming a publicly listed company. Upon closing of the transaction, the company will be named Aspiration, Inc., and trade under the new ticker symbol “ASP.”

“Our results for the fourth quarter and full year of 2021 demonstrate Aspiration’s key role at the forefront of driving the sustainability revolution,” stated Andrei Cherny, Chief Executive Officer and Co-Founder of Aspiration. “Aspiration’s strong, ongoing growth in revenues and gross profits reinforces the power of our differentiated business model that enables individuals and enterprises to embed climate change-fighting actions into everyday life and operations. At Aspiration, our business and our sustainable impact grow hand in hand. In 2021, Aspiration customers funded the planting of over 45 million trees along with significant climate impact.”

Fourth Quarter 2021 Financial Highlights (Unaudited)

Financial Overview	Three Months Ended December 31,			Twelve Months Ended December 31,
$ in Millions	2021	2020	% Change	2021	2020	% Change
Revenue	$38.5	$5.5	604%	$100.6	$14.7	584%
Gross Profit	$31.7	$2.9	977%	$79.4	$5.7	1,286%
Adjusted EBITDA[1]	($41.9)	($24.4)	NM	($120.4)	($60.6)	NM

•

Total revenues were $38.5 million, up 604% from $5.5 million in the fourth quarter of 2020, and up 41% compared to $27.3 million in the prior quarter driven by growth in funded accounts and Sustainability Services.

•	From a mix perspective, 27% of total revenues were generated from Consumer Finance, 14% from Consumer Sustainability Services, with the remaining 60% from Enterprise Sustainability Services.

•

Gross profit was $31.7 million, up 977% from $2.9 million in the fourth quarter of 2020, and up 47% from $21.5 million in the prior quarter. The gross margin expanded to 82% from 54% for the year-ago quarter reflecting enhanced scale and ongoing operating leverage.

•	Advertising expense totaled $41.0 million, up from $12.4 million in the prior-year quarter, reflecting ongoing initiatives to expand members and funded accounts across products.

[1]

Adjusted EBITDA is not a measure defined under generally accepted accounting principles in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. For further information about how we calculate Adjusted EBITDA, see “Non-GAAP Financial Measures” below. Note: 2021 financials are unaudited and are subject to change.

Full Year 2021 Financial Highlights (Unaudited)

•	Total revenues were $100.6 million, up 584% from $14.7 million in 2020, driven by an increase in total funded accounts and introduction of new products including Enterprise Sustainability services.

•	Overall, 29% of total revenues were generated from the Consumer Financial Services segment, 14% from Consumer Sustainability Services and the remaining 56% from Enterprise Sustainability Services.

•

Gross profit was $79.4 million, translating into a 79% margin, versus $5.7 million, representing a 39% margin, for 2020. Margin expansion was primarily driven by the introduction of new products and efficiencies gained in the existing product lines.

•	Adjusted EBITDA before marketing expense totaled $2.0 million compared to a loss of $38.5 million in 2020.

•	Marketing expenditure increased from $22.1 million in 2020 to $122.4 million in 2021 driving strong growth in total members and funded accounts.

•	Adjusted EBITDA was ($120.4) million compared to ($60.6) million in 2020. The increase in losses was driven by growth in marketing expenditure as well as investments in resources.

Recent Business Developments

•

December 2021 – Aspiration secured $315 million of incremental equity financings from funds managed by Oaktree Capital Management, L.P., a leading global alternative investment management firm, and investment affiliates of businessman and investor Steve Ballmer. The financing included $250 million in proceeds from the issuance of non-convertible perpetual preferred stock, paying an 8% dividend and redeemable by investors after 9 years, $50 million of investment in the form of mandatorily convertible pre-merger securities of Aspiration purchased at a SPAC equivalent price of $11 per share and $15 million of investment in the form of an IPVF common stock PIPE priced at $11 per share closing concurrently with the business combination.

•	December 2021 – Aspiration announced a multi-year partnership setting the stage for Athletes Unlimited to run the first U.S.-based carbon neutral professional sports league.

•

January 2022 – Aspiration announced the acquisition of Carbon Insights, a leader in climate tech whose proprietary algorithm translates spending behavior and transactions into carbon footprints. Carbon Insights’ technology will be integrated into Aspiration’s existing offerings, with the transaction solidifying Aspiration as a leading carbon scoring technology solution on the market with a competitive set of ESG and carbon transactional tracking capabilities.

Financial Outlook

The following table summarizes Aspiration’s anticipated financial outlook for the full year 2022 period:

$ in Millions	2022
Revenue	$250
Adjusted EBITDA (non-GAAP)[1]	$(98)
Revenue Growth vs. 2021	150%

Non-GAAP Financial Measures

This press release discusses Adjusted EBITDA which is a measure that is not prepared and presented in accordance with GAAP. We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) interest expenses relating to credit facilities and convertible notes, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization and (iv) stock-based compensation expense. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that the use of Adjusted EBITDA provides useful information to investors and others in understanding and evaluating Aspiration’s results of operations, as well as providing a useful measure for period-to-period comparisons of Aspiration’s business performance. Adjusted EBITDA should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA.

Reconciliation of Net Income (Loss) to Adjusted EBITDA1

(in millions):

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020
Net income (loss)	$(45.8)	$(27.1)	$(208.3)	$(66.0)
Add:
Interest expense	1.4	0.2	8.7	0.9
Provision for (benefit from) income taxes	—	—	—	—
Depreciation and amortization	1.9	0.8	4.8	2.8
EBITDA (non-GAAP)	$(42.5)	$(26.2)	$(194.8)	$(62.3)
Share-based compensation	0.7	2.1	43.1	2.9
Other (income) expense	(0.2)	(0.3)	31.3	(1.2)
Adjusted EBITDA (non-GAAP)	$(41.9)	$(24.4)	$(120.4)	$(60.6)

[1]

Adjusted EBITDA is not a measure defined under generally accepted accounting principles in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. For further information about how we calculate Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

Reconciliation of Net Income (Loss) to Adjusted EBITDA1 Reconciliation

(in millions):

Twelve Months Ended December 31,
2022
Net income (loss)	$(144)
Add:
Interest expense	6
Provision for (benefit from) income taxes	—
Depreciation and amortization	21
EBITDA (non-GAAP)	$(117)
Share-based compensation	6
Other (income) expense	12
Adjusted EBITDA (non-GAAP)	$(98)

[1]

Adjusted EBITDA is not a measure defined under generally accepted accounting principles in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. For further information about how we calculate Adjusted EBITDA, see “Non-GAAP Financial Measures” below.

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 6 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. For more information, visit Aspiration.com or Aspiration.com/business.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Chairman & CEO Ahmed Fattouh, President Nicholaos Krenteras, and Vice Chairman Sunil Kappagoda, is a blank check company whose business purpose is to effect a business combination with one or more businesses in the financial services or fintech sectors. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including: former BankOne Chairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman; and fintech investor Gordy Holterman.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company,

InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

Aspiration Investor Relations

investors@Aspiration.com

Aspiration Public Relations

press@aspiration.com

InterPrivate III Financial Partners Inc.

Investor Relations

ir@interprivate.com

InterPrivate Capital

Charlotte Luer

Investor Relations

ir@interprivate.com